

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 31, 2022

Kohei Takeuchi
Chief Financial Officer
Honda Motor Co., Ltd.
No. 1-1, 2-chome, Minami-Aoyama
Minato-ku, Tokyo 107-8556
Japan

   Re: Honda Motor Co., Ltd.
     Form 20-F for the Fiscal Year ended March 31, 2021
     File No. 001-07628

Dear Mr. Takeuchi:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

            Sincerely,

            Division of Corporation Finance
            Office of Manufacturing

cc: Rikako Suzuki